

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2007

Mr. Ashley Almanza
Chief Financial Officer
BG Group PLC
100 Thames Valley Park Drive
Reading, R6G 1PT
ENGLAND

> **Re: BG Group PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 22, 2006**
> **Forms 6-K for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 filed May 3, 2006 and July 24, 2006**
> **Response letter dated 24th January 2007**
> **File No. 1-9337**

Dear Mr. Almanza:

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Note 23 – Provisions for Other Liabilities and Charges, page 96

1.   We have reviewed your response to comment 3 of our letter dated January 10, 2007 and understand you have not recorded provisions for decommissioning obligations because these obligations will be the responsibility of a third party after the termination of related concessions and production sharing agreements. Your response states the reserve production in India, Egypt and Kazakhstan is

expected to extend beyond the term of the current concessions and agreements and therefore, you expect the other party to such agreements will take control upon termination. Tell us the basis for your assumption that the other party to each agreement or concession will obtain control of the assets upon termination of these agreements, or as related to India, when the remaining recoverable reserves equate to two and one half times the estimated decommissioning costs. In your response, please address any knowledge you have of the other party's historical practice of allowing a contract to terminate to take control of the reserves and related assets in lieu of renewing the underlying contract in similar circumstances. In addition, identify if any of these concessions or agreements have automatic renewal provisions or if you have begun or intend to begin efforts to renew these contracts.

2.   Based on your conclusion that the third party will take control of the reserves upon termination of the underlying concessions or production sharing agreements in India, Egypt and Kazakhstan, confirm that you have not included the reserves expected to be produced beyond the date of termination in your reserve information disclosures throughout your filing and in your accounting for these properties in your financial statements as of December 31, 2005 and 2004.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief

cc: Ms. Pamela M. Gibson
        Shearman & Sterling (London) LLP